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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No.10)*

                           Yardville National Bancorp
                           --------------------------

                           Common Stock, no par value
                           --------------------------

                                    985021104
                                 --------------
                                 (CUSIP Number)

            Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054
                                 (973) 952-0405
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 1, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report The acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

                                  SCHEDULE 13D

CUSIP No. 985021104
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1    Lawrence B. Seidman ###-##-####

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
                                                                 (b) [ ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS
     PF, WC

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2 (e)                                          [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New Jersey
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                           7    SOLE VOTING POWER
NUMBER OF                               915,657
SHARES                     -----------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY
PERSON                     -----------------------------------------------------
WITH                       9    SOLE DISPOSITIVE POWER
                                        915,657
                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                           -----------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        915,657
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.36

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14   TYPE OF REPORTING PERSON* IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
                                  SCHEDULE 13D

                                  SCHEDULE 13D

CUSIP No. 985021104
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1    Broad Park Investors, LLC 22-6759307

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
                                                                 (b) [ ]

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3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS
     WC

--------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2 (e)                                          [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New Jersey
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                           7    SOLE VOTING POWER
NUMBER OF                               90,334
SHARES                     -----------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY
PERSON                     -----------------------------------------------------
WITH                       9    SOLE DISPOSITIVE POWER
                                        90,334
                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                           -----------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        90,334

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .82

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14   TYPE OF REPORTING PERSON* OO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

This statement on Schedule 13 D which was filed on July 29, 2004, Amendment No.1 was filed on February 15, 2005, Amendment No.2 was filed on May 4, 2005, Amendment No.3 was filed on May 11, 2005, Amendment No.4 was filed on June 17, 2005, Amendment No. 5 was filed on August 16, 2005, Amendment No. 6 was filed on November 10, 2005, Amendment No. 7 was filed on November 30, 2005, Amendment No. 8 was filed on February 24, 2006, and Amendment No. 9 was filed on March 10, 2006 on behalf of Seidman and Associates, L.L.C ("SAL"), Seidman Investment Partnership, L.P. ("SIP"), Seidman Investment Partnership II, L.P. ("SIPII"), Broad Park Investors, L.L.C ("Broad Park"), Federal Holdings, L.L.C. ("Federal"), Pollack Investment Partnership, L.P. ("PIP"), Lawrence Seidman ("Seidman"), Patrick Robinson ("Robinson"), Harold Schechter ("Schechter") and Dennis Pollack ("Pollack") collectively, the ("Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common stock ("the Shares") of Yardville National Bancorp. (YANB), a New Jersey corporation, is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Terms used herein which are defined in the
Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

4. Purpose of Transaction

On June 1, 2006 a letter was sent to some of the Company's shareholders by the Yardville National Bancorp Committee to Preserve Shareholder Value of which the Reporting Persons are members. This letter in its entirety is attached hereto as Exhibit A.

5. Interest in Securities of the Issuer

(a) (b) (c) As of the close of business on June 1, 2006, the Reporting Persons owned beneficially an aggregate of 934,612 shares of Common Stock, which constituted approximately 8.53% of the 10,950,779 shares of Common Stock outstanding as of March 17, 2006 as reflected in Yardville National Bancorp's Definitive Proxy Statement dated March 27, 2006.

Schedule A attached below describes transactions except for previously reported transactions in the Common Stock effected by the Reporting Persons within the past sixty (60) days. Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days, except for previously reported transactions.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      June 2, 2006                                   /s/Lawrence B. Seidman
         Date                                        ---------------------------
                                                     Lawrence B. Seidman
                                                     Power of Attorney pursuant
                                                     to Joint Agreement dated
                                                     July 26, 2004


                                                     /s/Harold Schechter
                                                     ---------------------------
                                                     Harold Schechter


                                                     /s/Patrick A. Robinson
                                                     ---------------------------
                                                     Patrick A. Robinson

                                   SCHEDULE A

                                                   COST
                                        DATE       PER
             ENTITY                     PURCH      SHARE      COST       SHARES
----------------------------------    ---------    -----   -----------   -------
Broad Park Investors                  5/15/2006    34.95    262,089.50    7,500
Broad Park Investors                  5/16/2006    34.96     87,395.00    2,500
Broad Park Investors                  5/17/2006    34.80    278,384.80    8,000
Total                                                       627,869.30   18,000

Seidman clients                       4/21/2006    36.50    164,234.80    4,500
Total                                                       164,234.80    4,500

Grand Total                                                              22,500

                                                                       Exhibit A

                           YARDVILLE NATIONAL BANCORP
                     COMMITTEE TO PRESERVE SHAREHOLDER VALUE
                                 100 MISTY LANE
                               PARSIPPANY NJ 07054
                                 (973) 952-0405
                               (973) 781-0876 FAX
                                  June 1, 2006

Dear Fellow Shareholders:

         I am writing as the representative of the shareholders of Yardville National Bancorp (the "Company"), who beneficially own approximately 8.26% of the Company's outstanding common stock. (Our group, as a unit, is the Company's largest shareholder.) We conducted a proxy contest seeking to elect three directors in opposition to the Company slate of directors. Even though we were not successful, a loud and clear message was delivered to the Company's Board and management that a large percentage of the Company's shareholders were not happy with the Company's performance.

         On May 3, 2006, Mr. Ryan, the Company's Chief Executive Officer, stated "[W]e look forward to moving beyond this costly and counterproductive proxy contest to continue the progress we have made building a stronger future for YNB." In my opinion, in order to accomplish Mr. Ryan's goals, the Company must significantly increase its earning per share (EPS), as well as increase the Board size by one and add one of our representatives to the Board.

         During the proxy contest, I stated that the Company was considering raising capital. The Company was silent on this point. During the discovery stage of our litigation with the Company, we obtained a redacted copy of the February 22, 2006 Board minutes. The minutes disclose Mr. Ryan telling the Board, "There is more value in YNB going forward but it will take additional capital to get there." In my opinion, the raising of additional capital would be dilutive to the present shareholders. In addition, growth at this time will only exacerbate the Company's present operating problem which has been noted by the Office of the Comptroller of the Currency (OCC) in the Company's Supervisory Agreement.

                             Earning Per Share Slide

         With respect to increasing EPS, the Company's 2006 first-quarter results were not promising. In the 2005 fourth quarter, the Company earned $0.39 per share but normalizing for the loan loss provision and noninterest expenses raises EPS by approximately $0.15 to $0.54. The Company only earned $0.46 per share in the 2006 first quarter, a $0.08 per share reduction from the adjusted prior quarter and a $0.05 reduction from the year-ago quarter. Therefore, the Company's EPS is heading in the wrong direction.

         In addition, the Company's Chief Financial Officer, Stephen F. Carman, provided guidance for 2006 that the Company's EPS would grow 5% to 8%. But he refused to state whether that guidance was off the $1.89 2005 earnings ($1.89 x 1.05%), which equates to $1.98 at the low end of the range, taking into consideration the approximate $0.15 fourth-quarter loss, or from $2.04 ($1.89 +
0.15 x 1.05%), which equates to $2.14 without said loss. Using the $1.89 would be giving the Company credit for the $0.15 loss, which is inappropriate. Regardless of which baseline is used, the Company is on track to miss guidance yet again.

                                                                       Exhibit A

                          Additional Earnings Concerns

         Not only were the earnings in the first quarter of 2006 down from previous quarters, the quality of those earnings was sub par. The loan loss provision only covered 88% of net charge-offs (NCOs), down from a coverage ratio of 101% in the previous quarter and 385% in the year-ago quarter. Failing to adequately cover NCOs pushed the reserves to loans ratio down two basis points from December 31, 2005 to 1.13%. The Company also benefited from a lower tax rate. In the first quarter, the rate was 27.68%, versus 29.40% in the fourth quarter and 31.74% in the first quarter a year ago.

            Unsettling Financial Trends Including Increased Expenses

         The majority of the Company's quarterly financial trends are not encouraging. Some of the key issues include the following:

               o Expenses rising faster than revenue (Efficiency ratio rose to 56.77% from 52.18 in fourth quarter)

               o Noninterest-bearing deposits down 9.3% from December 31, 2005 to March 31, 2006 ($232.3 million to $210.6 million)

               o    Commercial loans showed negligible growth

               o    NCOs remain at an elevated level

               o Net interest margin fell two basis points from fourth quarter (margin may have already peaked

As disclosed in the Company's Form 10-Q for the period ended March 31, 2006, the Company, based upon its simulation models (page 33) has now become liability sensitive. In addition, the Company states on page 33 of the Form 10-Q that its "interest rate risk exposure to rising rates in year two is outside of policy guidelines" but the Company feels that it has several quarters to correct this matter.

                                   Conclusion

         Unfortunately, EPS are declining while the efficiency rate deteriorates. This is not a good omen of future improved financial performance. We intend to continually update the shareholders on the Company's progress. Hopefully future reports will be more encouraging.

         The Company is mired in mediocrity, with a practice of over promising and underperforming.

         If anyone has any questions about our goals or concerns, please call Larry Seidman at (973) 952-0405.

                                        Very truly yours,

                                        The Yardville National Bancorp Committee to Preserve Shareholder Value

                                        /s/ Lawrence B Seidman
                                        ----------------------------------------
                                        By: Lawrence B. Seidman